SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO  240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*


CSI Compressco LP
(Name of Issuer)
Common Units Representing Limited Partnership Interests
(Title of Class of Securities)
12637A103
(CUSIP Number)
November 10, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however
, see the Notes).

1.
Names of Reporting Persons

Hill City Capital Master Fund LP


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Citizenship or Place of Organization

Cayman Islands



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5.
Sole Voting Power
0



6.
Shared Voting Power
7,459,259



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
7,459,259


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
7,459,259


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
5.4%*


12.
Type of Reporting Person (See Instructions)
PN

* Based on 138,391,700 Common Units Representing Limited Partner Interests ("Common Units") outstanding as of November 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 12, 2021.

1.
Names of Reporting Persons

Hill City Capital GP LLC


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization

Delaware

Number of
Shares
Beneficially
Owned by
Each Reporting Person With
5.
Sole Voting Power
0



6.
Shared Voting Power
7,459,259



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
7,459,259


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
7,459,259


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
5.4%*


12.
Type of Reporting Person (See Instructions)
OO

* Based on 138,391,700 Common Units outstanding as of November 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 12, 2021.



1.
Names of Reporting Persons

Hill City Capital LP


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5.
Sole Voting Power
0



6.
Shared Voting Power
7,459,259



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
7,459,259


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
7,459,259


10.
Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
5.4%*


12.
Type of Reporting Person (See Instructions)
PN, IA

* Based on 138,391,700 Common Units outstanding as of November 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 12, 2021.



1.
Names of Reporting Persons

Hill City GP LLC


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5.
Sole Voting Power
0



6.
Shared Voting Power
7,459,259



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
7,459,259


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
7,459,259


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
5.4%*


12.
Type of Reporting Person (See Instructions)
OO

* Based on 138,391,700 Common Units outstanding as of November 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 12, 2021.



1.
Names of Reporting Persons

Herbert Frazier


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
?


(b)
?


3.
SEC Use Only


4.
Citizenship or Place of Organization

United States of America



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
5.
Sole Voting Power
0



6.
Shared Voting Power
7,459,259



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
7,459,259


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
7,459,259


10.
Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)



11.
Percent of Class Represented by Amount in Row (9)
5.4%*


12.
Type of Reporting Person (See Instructions)
IN

* Based on 138,391,700 Common Units outstanding as of November 10, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and filed with the Securities and Exchange Commission on November 12, 2021.


Item 1.

(a)
Name of Issuer:
CSI Compressco LP

(b)
Address of Issuer's Principal Executive Offices:
24955 Interstate 45 North, The Woodlands, Texas 77380

Item 2.

(a)
Name of Person Filing:

This Schedule 13G is being filed by Hill City Capital Master Fund LP
 (the "Fund"); Hill City Capital GP LLC (the "General Partner"), which serves as the general partner of the Fund; Hill City Capital LP
 (the "Investment Manager"), which serves as investment manager of the Fund; Hill City GP LLC (the "Investment Manager GP"), which serves as general partner of the Investment Manager; and Herbert Frazier, who serves as managing member of the General Partner and the Investment Manager GP
 (each of whom may be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). The Reporting Persons
are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.


(b)
Address of Principal Business Office or, if none, Residence:
The principal business address of the Fund is c/o Ogier Global (Cayman)
 Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of the General Partner, the Investment Manager, the Investment Manager GP and Mr. Frazier is 16 Pinegrove Road,
Hingham, Massachusetts 02043.


(c)
Citizenship:

The Fund is a Cayman Islands exempted limited partnership; each of the General Partner and the Investment Manager GP is a Delaware limited liability company; the Investment Manager is a Delaware limited partnership; and Mr. Frazier is a citizen of the United States.


(d)
Title of Class of Securities:
Common Units Representing Limited Partnership Interests

(e)
CUSIP Number:
12637A103

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
?
Investment company registered under section 8 of the Investment Company
 Act of 1940 (15 U.S.C. 80a-8).

(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
?
A savings associations as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813);

(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);

(j)
?
A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).

(k)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(K).
	    If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______

Item 4.
Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
See Item 9 of each cover page.

(b)
Percent of class:
See Item 11 of each cover page.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote
See Item 5 of each cover page.


(ii)
Shared power to vote or to direct the vote
See Item 6 of each cover page.


(iii)
Sole power to dispose or to direct the disposition of See Item 7 of each cover page.


(iv)
Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Each of the Reporting Persons disclaims beneficial ownership of the Common Units reported herein except to the extent of its or his pecuniary interest therein, if any.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired
 the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.
Identification and Classification of Members of the Group
Not applicable.

Item 9.
Notice of Dissolution of Group
Not applicable.

Item 10.
Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021


HILL CITY CAPITAL MASTER FUND LP

By:	HILL CITY CAPITAL GP LLC,
       its General Partner

By:     /s/ Herbert Frazier
                          Herbert Frazier
                          Managing Member


HILL CITY CAPITAL GP LLC

By:       /s/ Herbert Frazier
             Herbert Frazier
             Managing Member



HILL CITY CAPITAL LP

By:	HILL CITY GP LLC,
       its General Partner

By:      /s/ Herbert Frazier
                          Herbert Frazier
                          Managing Member



HILL CITY GP LLC

By:      /s/ Herbert Frazier
             Herbert Frazier
             Managing Member



/s/ Herbert Frazier
Herbert Frazier












 EXHIBIT 1


AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange
 Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Units of CSI Compressco LP.

EXECUTED this 22nd day of November, 2021.

HILL CITY CAPITAL MASTER FUND LP

By:	HILL CITY CAPITAL GP LLC,
       its General Partner

By:     /s/ Herbert Frazier
                          Herbert Frazier
                          Managing Member


HILL CITY CAPITAL GP LLC

By:       /s/ Herbert Frazier
             Herbert Frazier
             Managing Member



HILL CITY CAPITAL LP

By:	HILL CITY GP LLC,
       its General Partner

By:      /s/ Herbert Frazier
                          Herbert Frazier
                          Managing Member



HILL CITY GP LLC

By:      /s/ Herbert Frazier
             Herbert Frazier
             Managing Member



/s/ Herbert Frazier
Herbert Frazier










ACTIVEUS 191098228v.3






CUSIP No.	12637A103



13G
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